Exhibit 12.1

Mohawk Industries, Inc.

Ratio of earnings to fixed charges-229.503(d) (in thousands)

	2004	2005	2006	2007	2008
Fixed rent expense	87,659	99,697	118,280	123,095	139,103

Principal	58,442	66,465	78,853	82,063	92,735
Interest	29,217	33,232	39,427	41,032	46,368

total	87,659	99,697	118,280	123,095	139,103

Fixed charges:
Portion of rent expense representative of interest	29,217	33,232	39,427	41,032	46,368
Capitalized interest	3,197	6,000	7,477	4,446	6,419
Interest expensed	53,392	66,791	173,697	154,469	127,050

Total fixed charges (1)	85,806	106,023	220,601	199,947	179,837

Earnings:
Earnings (loss) before income taxes	580,791	602,133	676,311	604,117	(1,278,166)
Fixed charges	85,806	106,023	220,601	199,947	179,837
Amortization of Capitalized interest	2,973	3,593	4,202	4,395	5,043
less:
Capitalized interest	(3,197)	(6,000)	(7,477)	(4,446)	(6,419)

Total earnings	666,373	705,749	893,637	804,013	(1,099,706)

Ratio of earnings to fixed charges	7.7	6.6	4.0	4.0	*
Insufficiency of earnings to cover fixed charges	—	—	—	—	—

(1)	Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized plus interest within rent expense, which is estimated to be one-third of rent expense.
*	Due to a loss resulting from impairment of goodwill and intangible assets in 2008 the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $1,279,543 in 2008 to achieve a coverage ratio of 1:1.